Exhibit 99.5

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2009.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2009	December 31, 2008

ASSETS

Current
Cash	$ 36,223	$ 95,648
Receivables	31,322	92,366
Prepaids	5,000	-

	72,545	188,014

Oil and gas properties (Note 4)	782,603	840,790

	$ 855,148	$ 1,028,804

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 235,371	$ 279,499
Loan payable (Note 5)	534,780	550,260

	770,151	829,759

Future site restoration (Note 6)	62,970	58,577

	833,121	888,336

Shareholders' equity

Capital stock (Note 7)	13,609,131	13,609,131
Contributed surplus (Note 7)	740,004	740,004
Deficit	(14,327,108)	(14,208,667)

	22,027	140,468

	$ 855,148	$ 1,028,804

Nature and continuance of operations (Note 2)

On behalf of the Board:

‘Martin Cotter”	Director	“Neal Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2009	Nine Month Period Ended September 30, 2008

REVENUE
Oil and gas revenue, net of royalties	$ 53,314	$ 150,855	$ 245,125	$ 379,357

DIRECT COSTS
Depletion	19,009	51,689	94,050	117,777
Operating expenses (recovery)	17,019	(22,924)	103,481	66,202
Total direct costs	(36,028)	(28,765)	(197,531)	(183,979)

EXPENSES
Consulting and administration fees	-	3,509	5,701	14,136
Interest expense	2,430	6,171	19,001	21,691
Investor relations	-	1,250	7,500	6,250
Management fees – related party	19,753	18,000	63,522	54,455
Office and miscellaneous	4,480	4,227	22,874	37,712
Professional fees	13,545	18,025	30,840	53,421
Shareholder costs	40	4,514	7,038	7,824
Stock-based compensation	-	-	-	38,249
Transfer agent and regulatory fees	1,616	4,813	13,238	20,123
Travel and promotion	-	-	-	4,248

Total expenses	(41,864)	(65,509)	(169,714)	(258,109)

Loss before other item	(24,578)	61,581	(122,120)	(62,731)

OTHER ITEM
Foreign exchange gain (loss)	(3,936)	1,543	(2,039)	3,086
Write-off of accounts payable	-	-	5,718	-

	(3,936)	1,543	3,679	3,086

Income (loss) and comprehensive income (loss) for the period	(28,514)	63,124	(118,441)	(59,645)

Deficit, beginning of period	(14,298,594)	(13,921,512)	(14,208,667)	(13,798,743)

Deficit, end of period	$ (14,327,108)	$ (13,858,388)	$ (14,327,108)	$ (13,858,388)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	45,614,530	45,262,363	45,614,530	45,262,363

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2009	Nine Month Period Ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ (28,514)	$ 63,124	$ (118,441)	$ (59,645)
Items not affecting cash:
Depletion	19,009	51,689	94,050	117,777
Stock-based compensation expense	-	-	-	38,249
Write-off of accounts payable	-	-	5,718	-

Changes in non-cash working capital items:
Decrease in receivables	12,857	(16,651)	60,025	(343)
(Increase) decrease in prepaids	-	-	(5,000)	24,183
Increase (decrease) in accounts payable and
accrued liabilities	20,631	(13,657)	(36,845)	34,651

Cash used in operating activities	23,983	84,505	(493)	154,872

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	-	104,400	(15,480)	157,231

Cash (used in) provided by financing activities	-	104,400	(15,480)	157,231

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property recoveries	-	2,632	-	9,714
Oil and gas property expenditures	(17,363)	(251,256)	(43,452)	(310,242)

Cash (used in) provided by investing activities	(17,363)	(248,624)	(43,452)	(300,528)

Change in cash during the period	6,620	(59,719)	(59,425)	11,575

Cash, beginning of period	29,603	105,911	95,648	34,617

Cash, end of period	$ 36,223	$ 46,192	$ 36,223	$ 46,192

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2008. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Current market conditions make the present environment for raising additional equity financing less favorable.  The inability to raise additional financing may impact the future assessment of the Company as a going concern under CICA 1400 General Standards of Financial Statement Presentation.  See Note 11 for further disclosure regarding liquidity risk.

	September 30 2009	December 31, 2008

Working capital (deficiency)	$ (697,606)	$ (641,745)
Deficit	(14,327,108)	(14,208,667)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which replaced the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) issued EIC-173”Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by management)

SEPTEMBER 30, 2009

4.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	September 30, 2009	December 31 2008
Oil and gas properties:
U.S.A., proved	$ 3,406,391	$ 3,401,999
Canada, unproved	594,702	563,231

	4,001,093	3,965,230

Less: Accumulated depletion	(3,218,490)	(3,124,440)

	$ 782,603	$ 840,790

At September 30, 2009, the oil and gas properties include $594,702 (2008 - $563,231) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company holds a 5% working interest in a prospect located in Ontario, Canada and is receiving a payout of all costs incurred.

The Company has also incurred exploration costs of $525,125 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2008, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $72,427.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

4.

OIL AND GAS PROPERTIES (cont’d…)

The full cost ceiling test results as of December 31, 2008 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2008 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2009	$ 7.94	$ 66.69
2010	8.85	81.35
2011	9.43	89.37
2012	9.88	101.79
2013	10.10	110.86
2014	10.21	113.62
2015	-	116.47

A ceiling test was not performed at September 30, 2009.

5.

LOAN PAYABLE

During fiscal 2008, the Company increased its credit facility to $534,780 (US$437,340).  The loan bears interest at the Lender’s Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company’s interests in the Mission River property in Texas, USA. In August 2009, the bank advised the Company that it will renew the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

On January 28, 2009, the Company granted 4,400,000 warrants as fees in connection with the increased credit facility. The warrants were valued at $106,000 using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37%, an expected life of 2 years and an expected dividend yield of 0%. The $106,000 was charged to operations during fiscal 2008 as a financing fee.

6.

FUTURE SITE RESTORATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	September 30,	December 31,
	2009	2008

Asset retirement obligation, beginning of period	$ 58,577	$ 36,022
Liabilities incurred	4,393	22,555

Asset retirement obligation, end of period	$ 62,970	$ 58,577

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $94,339. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2013.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2008 and September 30, 2009	45,614,530	$ 13,609,131	$ 740,004

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at September 30, 2009:

	Number of Shares	Exercise Price	Expiry Date

Options	175,000	$ 0.15	October 31, 2009 (subsequently expired unexercised)
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011

Warrants	333,500 4,400,000	0.10 0.05	November 17, 2010 (subsequently expired unexercised) January 28, 2011

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the nine month period ended September 30, 2009, the Company granted nil (2008 – 800,000) stock options to a consultant at a weighted average fair value of $Nil (2008 - $0.05) per option. As at September 30, 2009, the stock-based compensation expense attributed to the vested options was $Nil (2008 - $38,249). The stock-based compensation expense recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2009	2008

Risk-free interest rate	-	3.01% ~ 3.2%
Expected life of options	-	2.0 ~ 3.0 years
Annualized volatility	-	86% ~104%
Dividend rate	-	0.00%

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008

Cash paid during the period for interest	$ 18,971	$ 15,520

Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the nine month period ended September 30, 2009 included:

a)

Accruing future site restoration costs of $4,393.

b)

Accruing oil and gas property expenditures in accounts payable and accrued liabilities of $49,484.

There were no significant non-cash transactions during the nine month period ended September 30, 2008.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

9.

RELATED PARTY TRANSACTIONS

The Company paid management fees of $63,522 (2008 - $55,455) to a director.

Included in accounts payable and accrued liabilities is $76,777 (December 31, 2008 - $65,374) due to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $594,702 (December 31, 2008 - $563,231) and the total amount of capital assets attributable to the U.S.A. is $187,901 (December 31, 2008 - $277,559).

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s cash is primarily held in large Canadian financial institutions.  The Company does not have any asset-backed commercial paper.  The Company’s receivables consist mainly of GST receivable due from the Federal Government of Canada and balances due from the sale of its share of oil and gas relating to its oil and gas properties.  Management believes that the credit risk concentration with respect to financial instruments included in receivables is minimal.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk.  The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

11.

FINANCIAL INSTRUMENTS (cont’d…)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.   Interest payable on the Company’s Bank Credit facility is based on a floating rate that is subject to change based on the bank’s prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.  The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company is negotiating to extend its current credit facility for another year when it comes due (Note 5). Cash flow from operations will be used to reduce the amount of the loan over the next twelve months. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  The ability of the Company to explore its oil and properties and the future profitability of the Company are directly related to the market price of oil and gas.  The Company monitors oil and gas prices to determine the appropriate course of action to be taken by the Company.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

12.

CAPITAL MANAGEMENT

The Company's objectives when managing capital are:

•

to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•

to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

13.

SUBSEQUENT EVENTS

Subsequent to September 30, 2009,

i)

The Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan.

ii)

The directors have decided to proceed with the share consolidation approved by shareholders at the Company's Annual General meeting.